AGREEMENT FOR THE PURCHASE AND SALE OF REAL ESTATE

THIS AGREEMENT FOR THE PURCHASE AND SALE OF REAL ESTATE (this "**Agreement**") is made and executed by and between TD BANK, a national banking association ("**Seller**"), and ASHLAND HOLDINGS, a LLC ("**Purchaser**").

RECITALS

A. Seller is the owner of approximately .90 acres of real property located in WILDWOOD FL, as more particularly described on **Exhibit A** attached hereto and made a part, together with improvements owned by Seller and located in or on the land, and all easements, rights of way, privileges, liberties, tenements, hereditaments and appurtenances appertaining to the land or improvements (the "**Property**"); and

B. Purchaser wishes to acquire the Property from Seller and Seller desires to sell and convey the Property to Purchaser on the terms and subject to the conditions of this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the terms of this Agreement and other good and valuable consideration paid by Purchaser to Seller, the receipt and sufficiency of which is hereby acknowledged, Seller and Purchaser hereby agree as follows:

1. Agreement to Buy and Sell. Pursuant to the terms and conditions contained herein, Seller hereby agrees to sell and Purchaser agrees to buy all of the Property.

2. Purchase Price. The total purchase price for the Property shall be $47,500.00 (the "**Purchase Price**").

3. Earnest Money.

(a) Within three (3) days Effective date (as defined in Section17(q)), Purchaser shall deliver the sum of $4,750.00 to ~~TBD~~ American Home Title Insurance ("**Escrow Agent**") to be held by Escrow Agent, as the "**Earnest Money**" (herein so called) pursuant to the terms of this Agreement.

(b) The Earnest Money shall be held in escrow by Escrow Agent pursuant to the terms of this Agreement. The Earnest Money will be non-refundable to Purchaser after the expiration of the Investigation Period (as defined herein), unless other provisions of this Agreement require that the Earnest Money be returned to Purchaser. The full amount of the Earnest Money will be applied to the Purchase Price of the Property due at the Closing.

(c) If Purchaser fails to timely deposit any of the Earnest Money, Seller may terminate this Agreement by written notice to Purchaser at any time prior to the deposit of the full amount of the Earnest Money. If this Agreement is so terminated, this Agreement shall be deemed to have terminated as of the date that Earnest Money was originally to have been deposited by Purchaser, and there shall be no remedy hereunder to either Seller or Purchaser other than the termination of this Agreement.

4. Title Insurance. Within 10 days after the Effective Date, Purchaser shall, at Purchaser's sole expense, procure: (i) a title commitment ("**Title Commitment**") covering the Property, binding the issuer of the Title Commitment (such underwriter shall be referred to herein as the "**Title Company**"; the underwriter shall be a nationally recognized title insurance issuer selected by Purchaser) to issue an owner's policy of title insurance in the full amount of the Purchase Price; and (ii) true, correct and legible copies of any and all instruments referred to in the Title Commitment as constituting exceptions or restrictions upon the title of Seller. Purchaser shall have 15 days after the receipt of Title Commitment, or any updates or endorsements thereto as permitted herein, to deliver a

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copy of same to Seller together with such written objections as Purchaser may have to any exceptions to title contained therein. Any such item to which Purchaser does not object, which Purchaser waives as permitted by this Agreement, or which is specified as such, shall be deemed a "**Permitted Exception**". If there are objections by Purchaser, Seller it its sole and absolute discretion may attempt to satisfy them prior to Closing and to cause the Title Company to revise the Title Commitment to reflect such satisfaction. If Seller delivers written notice ("**Seller's Title Notice**") to Purchaser on or before the Closing date that Seller is unable or unwilling to satisfy such objections, Purchaser may within five (5) days of receipt of Seller's Title Notice (i) waive such objections and accept such title as Seller is able or willing to convey; or (ii) terminate this Agreement by written notice to Seller. Should Purchaser elect to terminate this Agreement, upon such termination and upon receipt by Escrow Agent of notice of such termination, Escrow Agent shall return the Earnest Money to Purchaser and the parties hereto shall have no further rights or obligations hereunder except as otherwise provided in this Agreement. Permitted Exceptions shall be deemed to include (i) rights or claims of parties in possession not shown by the public records (ii) easements or claims of easement not shown by the public records, (iii) any lien, or right to a lien for services, labor material heretofore or hereafter furnished, imposed by law and not shown by the public records (iv) restrictive covenants of record as to the use and improvement property (v) taxes (including liens for current taxes) and special assessments which are not shown as existing liens by the public records.

5.   Survey. A standard survey exception to title in the Title Commitment that may be cured by a current survey shall be deemed a Permitted Exception. Purchaser may at its sole expense, prior to the end of the Investigation Period, obtain a boundary survey of the Property prepared by a Registered Land Surveyor. If Purchaser obtains a survey prior to the end of the Investigation Period, Purchaser shall furnish a copy of said survey to Seller.

6.   Investigation Period.

        (a)   Purchaser shall have a period of 30 days from the Effective Date (the "**Investigation Period**") within which Purchaser may, at its sole expense, conduct a feasibility study of the Property (including, without limitation, architectural, geotechnical, environmental, marketing, engineering and financial feasibility studies) to determine whether or not the Property is suitable to Purchaser ("**Feasibility Study**"). If Purchaser decides that the Property is not suitable to Purchaser, it shall deliver written notice of the termination of the Agreement to Seller on or before the end of the Investigation Period. If Purchaser delivers such termination notice to Seller by the end of the Investigation Period, then Escrow Agent shall return the Earnest Money to Purchaser and the parties hereto shall have no further rights or obligations hereunder except as otherwise provided in this Agreement. If Purchaser fails to deliver such termination notice to Seller by the end of the Investigation Period, then Purchaser shall be deemed to have determined that the Property is suitable to Purchaser and shall be obligated to proceed with the Closing.

        (b)   Seller hereby grants to Purchaser and Purchaser's employees, consultants, and agents (each a "**Purchaser Party**") the right and permission from and after the date hereof to enter upon the Property or any part thereof, at all reasonable times and from time to time, for the purpose of completing its Feasibility Study of the Property. Purchaser shall indemnify, defend and hold Seller harmless from and against any and all costs, losses, expenses, liabilities, fines, punitive damages, penalties and damages (including reasonable attorneys' fees, disbursements and costs of defense) incurred by Seller in connection with or arising out of (i) any act or omission to act of any Purchaser Party while on or about the Property notwithstanding Seller's consent to enter upon the Property; and (ii) any personal injury suffered by any Purchaser Party while on or about the Property. The indemnity provided in this Paragraph shall survive the Closing or any earlier termination of this Agreement

7.   Information. Seller specifically disclaims any warranty or representation as to the accuracy or correctness of any information, including but not limited to surveys, topographic maps, environmental reports or surveys, or other information pertaining to the Property (the "**Information**"), whether such Information is provided by Seller or any broker or agent representing Seller.. Purchaser acknowledges that any reliance on and/or use of the Information shall be at Purchaser's risk.

8.   Closing. Purchaser shall close on the Property in a single closing (the "**Closing**"), which shall be held at the offices of the Escrow Agent or at another mutually agreeable location on or before 45 days from the expiration of the Investigation Period (the "**Closing Date**").   15 CF

9.   Obligations at Closing.   At the Closing, the following shall occur:

(a)   Purchaser shall: (i) pay to Seller the Purchase Price plus all Purchaser Closing Costs (defined below) and any other sums due Seller pursuant to the terms of this Agreement; and (ii) execute and/or deliver to Seller any other documents or matters required by Seller or this Agreement, including a closing or settlement statement.

(b)   Seller shall: (i) execute and deliver a deed granting to the Purchaser title to the Property to be conveyed by Special Warranty Deed; (ii) execute and deliver to Purchaser a non-foreign certificate, together with any other documents or matters required by this Agreement, including a closing or settlement statement; and (iii) deliver possession of the Property conveyed subject to any Permitted Exceptions or other third party claims of title or right of possession.

10.   Closing Costs. At the Closing, Purchaser shall pay all documentary stamp and other taxes levied by the State of Florida or other jurisdictions and any other governmental agency in connection with the Closing including but not limited to those in connection with the recording of the deed to the Property, the title insurance premium and all costs associated with title search and examination, all recording costs for the deed and other documents recorded in connection with this transaction, all costs of Purchaser's Feasibility Study, including, without limitation, any appraisals, environmental site assessments or other investigations, and the cost of any survey, and any other sum due in connection with the Closing which Seller has not expressly and specifically agreed to pay in this Agreement and Purchaser's attorneys' fees and costs ("**Purchaser Closing Costs**"). Seller will pay only the cost to clear any title defects that it agrees to cure as described in Section 4 above, unpaid real estate taxes for prior years and will pay its own attorney's fees. All real estate taxes allocated to the Property for the current tax year shall be the sole responsibility of Purchaser and there shall be no prorating of taxes for the current tax year to Seller either at or after the Closing.

11.   As Is Where Is. Purchaser acknowledges that Purchaser will have the opportunity to independently and personally inspect the Property and to cause to be conducted (at Purchaser's sole cost and expense) such appraisals, environmental site assessments, tests, analysis and other investigations as Purchaser deems necessary or appropriate, during the Investigation Period and that Purchaser has entered into this Agreement based upon its ability to make such examination and inspection. The Property shall be accepted by Purchaser at Closing in its then-present condition, **"AS IS, WITH ALL FAULTS AND DEFECTS, LATENT OR APPARENT, AND, AND WITHOUT ANY WARRANTY WHATSOEVER, EXPRESS OR IMPLIED"**. Purchaser acknowledges and agrees that Seller has not made, does not make and specifically negates and disclaims any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, concerning or with respect to (i) the value, nature, quality or physical condition of the Property, including, without limitation, the water, soil and geology, (ii) the income to be derived from the Property, (iii) the compliance of or by the Property or its operation with any laws, rules, ordinances or regulations of any applicable governmental authority or body, (iv) the habitability, merchantability, marketability, profitability or fitness for a particular purpose of the Property, (v) the manner or quality of the construction or materials, if any, incorporated into the Property, (vi) the manner, quality, state of repair or lack of repair of the Property, or (vii) the correctness or accuracy of the Information or of the ability of Purchaser to rely upon or use the Information. Seller has not made, does not make and specifically disclaims any representations regarding compliance with any environmental protection, pollution or land uses laws, rules, regulations, orders or requirements, including the existence in or on the Property of hazardous substances. Purchaser further acknowledges and agrees that having been given the opportunity to inspect the Property and to cause such testing and analysis as Purchaser deems necessary or appropriate, Purchaser is relying solely on its own investigation of the Property and not on any information or Information provided or to be provided by Seller, and at the Closing agrees to accept the Property and waive all objections or claims against Seller (including, but not limited to, any right or claim of contribution) arising from or related to the matters set forth above in items (i) through (vii) of this Section or as to any hazardous substances on the Property. Purchaser expressly acknowledges that Purchaser has not relied on any warranties, promises, understandings or representations, express or implied, oral or written, of Seller and/or any Seller Party, relating to the Property which are not contained in this Agreement Purchaser further acknowledges and agrees that any information provided or to be provided with respect to the Property was obtained from a variety of sources and that Seller has not made any independent investigation or verification of such information and makes no representations as to the accuracy or completeness of such information. Seller is not liable or bound in any manner by any verbal or written statements, representations or information pertaining to the Property, or the

operation thereof, furnished by any real estate broker, agent, employee, servant or other person, except as otherwise provided herein. THE PROVISIONS OF THIS SECTION ARE A MATERIAL PART OF THE CONSIDERATION FOR SELLER'S ENTERING INTO THIS AGREEMENT, AND SHALL SURVIVE CLOSING.

12. Purchaser's Release of Seller.

(a) Seller Released from Liability. Purchaser for itself and its respective directors, officers, shareholders, partners, affiliates, employees, agents, attorneys, representatives, heirs, successors and assigns ("Purchaser Party" or "Purchaser Parties"), hereby waives, releases and discharges Seller and all affiliates of Seller and their respective directors, officers, shareholders, employees, agents, attorneys, representatives, heirs, successors and assigns ("Seller Party" or "Seller Parties") from all actions, claims, causes of action, suits, proceedings, demands, damages, costs, expenses, liabilities and affirmative defenses of any kind or nature whatsoever, whether known or unknown, against any or all of the Seller Parties arising from, relating or with respect to or involving in any way, directly or indirectly, any act, statement, omission or conduct, regarding the condition (including the presence in the soil, air, structures and surface and subsurface waters) of materials or substances that have been or may in the future be determined to be toxic, hazardous, undesirable or subject to regulation and that may need to be specially treated, handled and/or removed from the Property under current or future federal, state and local laws, rules, regulations or guidelines, including, without limitation, naturally occurring gases, fungi, mycotoxins and pathogens such as carbon dioxide, radon and mold, valuation, salability or utility of the Property, or its suitability for any purpose whatsoever. Without limitation, Purchaser, for itself and all other Purchaser Parties, specifically releases Seller from any claims it, any other Seller Party or their respective successors and assigns may have against Seller now or in the future under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., as amended; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., as amended; and any other analogous state or federal statute; and common law arising from the environmental conditions of the Property or the presence of hazardous substances, solid wastes or any other pollutants or contamination the Property. The provisions of this paragraph shall survive Closing.

(b) Indemnification. Purchaser hereby agrees to indemnify, defend and hold Seller and any Seller Party harmless from any and all costs, losses, expenses, liabilities, fines, punitive damages, penalties and damages (including reasonable attorneys' fees, disbursements and costs of defense) incurred by Seller or any Seller Party in connection with or arising out of or in connection with acts or omissions of the Purchaser or any Purchaser Party in connection with (i) the operation of the Property or (ii) the condition of the Property from and after the Closing. The indemnities described herein specifically include but are not limited to claims or causes of action from which Seller has been released by Purchaser in Section 11(a) above. The provisions of this paragraph shall survive Closing.

13. Default. If Purchaser fails to perform its obligation to purchase Property as provided herein within the time period enumerated, the Earnest Money shall be paid over to Seller and forfeited to Seller as liquidated damages. Both parties agree that such sum is a fair and reasonable figure and that actual damages would be too difficult to ascertain. Upon the forfeiture of said sum, all rights and obligations of the parties shall cease and be of no further force and effect, except with respect to Purchaser's obligations pursuant to Section 6(b), which the parties specifically agree will survive such termination.

If Seller fails to perform its obligation to sell the Property the Escrow Agent shall return the Earnest Money to Purchaser and, unless such failure is required by, or reasonably based upon, a temporary restraining order, injunction, automatic stay or other order of a state or federal court or administrative agency or is otherwise beyond Seller's control, which return of Earnest Money shall be Purchaser's sole and exclusive remedy. Both parties agree that the return of the Earnest Money is a fair and reasonable action and that actual damages would be too difficult to ascertain. Upon the return of Earnest Money, all rights and obligations of the parties shall cease and be of no further force and effect, except with respect to Purchaser's obligations pursuant to Section 6(b), which the parties specifically agree will survive such termination.

Under no circumstances may a party pursue a claim for consequential damages as a result of a post closing default.

14.   Purchaser's Representation and Warranties. Purchaser hereby represents, warrants and covenants to Seller that Purchaser is a duly organized and validly existing LLC qualified to do business in the state of FLORIDA, and in good standing; that Purchaser has the power to execute and perform this Agreement; that all necessary consents and approvals from Purchaser have been obtained; and that person executing this Agreement on behalf of Purchaser is duly empowered to bind Purchaser to perform its obligations hereunder. Copies of any necessary approvals are to be furnished by Purchaser upon written request by Seller.

15.   Seller's Representation and Warranties.

(a)   Seller hereby represents, warrants and covenants to Purchaser that Seller is a national bank, a duly organized under the laws of the United States,; that Seller has the power as a corporation to execute and perform this Agreement; all necessary consents and approvals from Seller have been obtained; and that the persons executing this Agreement on behalf of Seller are duly empowered to bind Seller to perform its obligations hereunder.

(b)   Seller is not a "foreign person", as defined in the Internal Revenue Code. At Closing, if requested, Seller shall provide to Purchaser an affidavit to that effect.

16.   Attorney's Fees and Costs and Jury Waiver. In the event any legal action is instituted in connection herewith, each party shall be responsible for all of its costs and expenses incurred in connection therewith, including attorney's fees, prior to trial, at trial and on appeal. **EACH PARTY HERETO WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY ANY PARTY IN CONNECTION WITH ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE RELATIONSHIP OF PURCHASER AND SELLER HEREUNDER OR THE PROPERTY.**

17.   Miscellaneous Provisions.

(a)   Effective Date. The term **"date of this Agreement"** or **"date hereof"** or **"effective date of this Agreement"** or **"Effective Date"** as used herein shall mean the later of the following dates: (i) the date of Seller's signature or (ii) the date of Purchaser's signature.

(b)   Interpretation. The parties hereto acknowledge and agree that each has been given the opportunity to independently review this Agreement with legal counsel, and/or has the requisite experience and sophistication to understand, interpret and agree to the particular language of the provisions hereof. The parties have equal bargaining power, and intend the plain meaning of the provisions herein. In the event of an ambiguity in, or dispute regarding, the interpretation of same, the interpretation of this Agreement shall not be resolved by any rule of interpretation providing for interpretation against the party who causes the uncertainty to exist or against the draftsman.

(c)   Integration. This Agreement contains all of the agreements, representations and warranties of the parties hereto and supersedes all other discussions, understandings or agreements in respect to the subject matter hereof. All prior discussions, understandings and agreements are merged into this Agreement, which alone fully and completely expresses the agreements and understandings of the parties hereto. The parties agree that there are no oral agreements, understandings, representations, or warranties which are not expressly set forth herein.

(d)   Risk of Loss/Condemnation. In the event that the Property or any material portion thereof is taken by eminent domain prior to Closing then Purchaser shall have the option of either: (i) canceling this Agreement and receiving a refund of the Earnest Money and all interest earned thereon, whereupon both parties shall be released from all further obligations under this Agreement, except those obligations which expressly survive termination, or (ii) proceeding with Closing in which case Purchaser shall be entitled, to the same extent that Seller would have been so entitled, to proceeds of condemnation when paid. In the event that the Property or a material portion thereof is damaged or destroyed by fire or other casualty prior to Closing, then Purchaser shall have the option of either: (i) canceling this Agreement and receiving a refund of the Earnest Money and all interest earned thereon, whereupon both parties shall be released from all further obligations under this Agreement, except those obligations which expressly survive termination, or (ii) proceeding with Closing in which case Purchaser shall be entitled to all insurance proceeds, if any, to the same extent that Seller would have been so entitled. .

(e)   Time of the Essence. Time is of the essence of this Agreement.

(f)   Non-waiver. No delay or failure by either party to exercise any right hereunder and no partial or single exercise of such right will constitute a waiver of that or any other right, except by written agreement executed by the parties or unless expressly provided otherwise herein.

(g)   Commissions. Seller and Purchaser each hereby warrant and represent to the other that no brokers', agents', finders' fees, commissions or other similar fees are due or arising in connection with the entering into of this Agreement, the sale and purchase of the Property, or the consummation of transactions contemplated herein, and Seller and Purchaser each hereby agree to indemnify and hold the other harmless from and against all liability, loss, cost, damage or expense (including, but not limited to, attorneys' fees and costs of litigation) which the other party shall suffer or incur because of any claim by a broker, agent or finder claiming by, through or under such indemnifying party, whether or not such claim is meritorious, for any compensation with respect to the entering into of this Agreement, the sale and purchase of the Property, or the consummation of the transactions contemplated herein. Notwithstanding the foregoing Seller and Purchaser agree as follows:

(i)   that at the Closing, REMAX REALTY CENTER INTERNATIONAL, Purchaser's real estate broker, shall be paid a commission of 3% from the Purchase Price and Seller shall have no obligation to _____ except to agree to the payment of this commission from the Purchase Price at Closing;

(ii)   that at the Closing, TOM GRIZZARD, ERA, Seller's real estate broker, shall be paid a commission of 3% from the Purchase Price.

(h)   No Assignment. This Agreement shall not be assignable by Purchaser without the prior written consent of Seller, which may be withheld in Seller's sole and absolute discretion.

(i)   Binding Effect. This Agreement shall be binding upon the parties, their successors and assigns.

(j)   Commercial Transaction. [Purchaser and Seller agree that this transaction is a commercial bulk sale of residential properties and is therefore not subject to RESPA.] Purchaser and Seller further agree that the transaction contemplated by this Contract is exempt form the Interstate Land Sales Act (the "Act") pursuant to Exemptions (a)(2) and (7) of the Act (15 U.S.C. § 1702).

(k)   Duties of Escrow Agent. Escrow Agent is authorized and agrees by acceptance of the Deposit to hold and deliver the same or the proceeds thereof in accordance with the terms hereof. In the event of doubt as to its liabilities or duties, Escrow Agent may, in its sole discretion and any other provision of this Agreement to the contrary notwithstanding, (a) continue to hold the Deposit or the proceeds thereof until the parties mutually agree to the disbursement thereof, or until a judgment of a court of competent jurisdiction shall determine the rights of the parties thereto, or (b) deliver the Deposit or proceeds thereof to the Clerk of the Circuit Court for [_____], and, upon notifying all parties concerned of such action, any liability on the part of Escrow Agent shall fully terminate except to the extent of accounting for any monies or documents previously delivered out of escrow. In the event of any suit wherein Escrow Agent is made a party by virtue of acting as escrow agent, or in the event of any suit initiated by or against Escrow Agent wherein Escrow Agent interpleads the Deposit, Escrow Agent shall be entitled to recover a reasonable attorneys' fee and costs incurred in negotiation, at trial and upon appeal, said fees and costs to be charged and assessed as court costs in favor of Escrow Agent and immediately paid by the non-prevailing party. The parties agree that Escrow Agent shall not be liable to anyone for misdelivery to Purchaser or Seller of monies or any document held in escrow unless such misdelivery shall be due to willful breach of this Agreement or gross negligence on the part of Escrow Agent. Purchaser and Seller each agrees to hold Escrow Agent harmless from any and all loss, cost or expense, including reasonable attorneys' fees, resulting from Escrow Agent's compliance with its obligations hereunder. Escrow Agent shall be liable to provide an accounting upon request by either party. Notwithstanding its role as Escrow Agent, the parties agree that Escrow Agent may act as [Seller's] counsel in all matters pertaining to the negotiation, preparation and enforcement of this Agreement.

(l)   Business Day. If any time period under this Agreement ends on a day other than a Business Day (as hereinafter defined) then the time period shall be extended until the next Business Day. The term "**Business**

Day" shall mean Monday through Friday excluding legal holidays recognized by the United States government when the U.S. Post Office is closed.

(m)   Applicable Law and Venue. This Agreement shall be construed and interpreted in accordance with the laws of the State where the Property is located.

(n)   Change of Terms. Seller reserves the right to withdraw the Property from the market and/or change any of the prices and terms at any time prior to the execution of this Agreement by all parties.

(o)   Survival. It is agreed to by the parties that all covenants and agreements that are to be performed after the Closing or representations made herein shall survive such Closing.

(p)   Entire Agreement. The parties agree that the provisions of this Agreement represent the entire Agreement between the parties. Any amendments hereto shall be in writing and signed by both parties.

(q)   Execution. : The delivery of a counterpart this Agreement executed by Purchaser to Seller shall constitute an offer by Purchaser to purchase the Property. The Purchaser may rescind execution of this Agreement any time prior to Seller delivering to Purchaser a signed, fully executed counterpart of this Agreement.

(r)   Notices. All notices provided for in this Agreement shall be in writing and shall be deemed to have been duly given as of the date and time the same are personally delivered, or within five (5) days after depositing same with the United States Postal Service, postage prepaid by registered or certified mail, return receipt requested, or within one (1) business day after depositing with Federal Express or other overnight delivery service from which a receipt may be obtained, or one (1) Business Day following delivery by email to the addresses indicated herein-below, or to such other address as either party hereto shall from time to time designate to the other party by notice in writing as herein provided .

If to Seller: If to Purchaser:

_____   _____

_____   _____

_____   _____

_____   _____

With Required Copies to: With Copy to:

_____   _____

_____   _____

_____   _____

_____   _____

Counsel for the parties set forth herein may deliver or receive notice on behalf of the parties. When any period of time prescribed herein is less than six (6) days, intermediate non-Business Days shall be excluded in the computation.

[SIGNATURE PAGE TO FOLLOW]

Rev 7-2012   Page 7 of 9

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

Signed, sealed and delivered in the presence of:

WITNESSES:

Sign: ______________

Print Name: Juan Bonilla

Sign: ______________

Print Name: Gerardo Suarez, Jr.

Sign: Kate Colli

Print Name: Katie Collins

Sign: Cynthia L. Rich

Print Name: Cynthia L. Rich

PURCHASER: DocuSigned by: Kent Campbell

By: ______________

Print Name: Kent Campbell

Its: ______________

Date of execution: 10/9/2013

The individual(s) signing above affirm to the Seller I/we am/are not employed by TD Bank, N.A, The Toronto-Dominion Bank or any of its subsidiaries or affiliated corporations (the "Bank") nor am I/ are we related in any way with solicitors or agents retained by or on behalf of the Bank in relation to the Property and affirm that I am/we are dealing at arm's length with the Bank.

SELLER: T.D. BANK N.A.

By: ______________

Print Name: Carol Farnsworth

Its: VP

Date of execution: 10-29-2013

EXHIBIT "A"

PARCEL 1
THE NORTH 164.75 FEET OF THE EAST 81 FEET OF THE WEST 356 FEET OF THE SOUTH ONE HALF OF THE SOUTHWEST ONE QUARTER OF THE SOUTHWEST ONE QUARTER OF THE NORTHWEST ONE QUARTER OF SECTION 29, TOWNSHIP 18 SOUTH, RANGE 23 EAST, SUMTER COUNTY, FLORIDA.

TOGETHER WITH THAT CERTAIN 1996 WAYC MOBILE HOME WITH IDENTIFICATION NUMBER WHC004742GA AND WITH TITLE NUMBER 74050908.

PARCEL 2
THE NORTH 164.75 FEET OF THE EAST 155 FEET OF WEST 511 FEET OF THE SOUTH ONE HALF OF THE SOUTHWEST ONE QUARTER OF THE SOUTHWEST ONE QUARTER OF THE NORTHWEST ONE QUARTER OF SECTION 29, TOWNSHIP 18 SOUTH, RANGE 23 EAST, SUMTER COUNTY, FLORIDA.